GROUP INCOME STATEMENT

Amounts in NOK million	1.1.–30.6. 2004	1.1.–30.6. 2003	1.1.–31.12. 2003	1.4.–30.6. 2004	1.4.–30.6. 2003
Operating revenues	**15,738**	14,560	30,160	**7,854**	7,536
Operating expenses	**(13,894)**	(12,838)	(26,495)	**(6,866)**	(6,551)
Ordinary depreciation and write-downs	**(618)**	(601)	(1,243)	**(303)**	(306)
Operating profit before goodwill amortisation	**1,226**	1,121	2,422	**685**	679
Ordinary goodwill amortisation and write-downs	**(186)**	(190)	(391)	**(93)**	(96)
Other revenues and expenses*	**(112)**	(50)	(790)	**(112)**	(50)
Operating profit	**928**	881	1,241	**480**	533
Profit from associates	**102**	603	658	**56**	42
Dividends	**649**	382	437	**561**	358
Portfolio gains	**372**	(102)	259	**62**	538
Financial items, net	**(118)**	(314)	(609)	**(8)**	(147)
Ordinary profit before tax	**1,933**	1,450	1,986	**1,151**	1,324
Taxes	**(483)**	(397)	(624)	**(280)**	(355)
Ordinary profit after tax	**1,450**	1,053	1,362	**871**	969
Gains/discontinued operations	**12,529**	152	574	**0**	251
Profit for the year	**13,979**	1,205	1,936	**871**	1,220
Of this minority interests	**25**	19	35	**17**	12
Profit before tax, Industry division	**706**	601	706	**325**	387
Profit before tax, Financial Investments division	**1,227**	849	1,280	**826**	937
Earnings per share (NOK)	**67.6**	5.7	9.2	**4.1**	5.8
Earnings per share fully diluted (NOK)	**67.5**	5.7	9.2	**4.0**	5.8
Earnings per share fully diluted, adjusted (NOK)**	**8.2**	7.1	16.2	**5.0**	6.6

This quarterly report has been prepared in accordance with the same accounting principles as the annual accounts and in accordance with Norwegian Accounting Standard No. 11.

To make the figures in 2003 comparable with the presentation of the 2004 figures, Orkla Beverages is presented on a single line as discontinued operation. The gain from the sale of Orkla's interest in Carlsberg Breweries is presented on the same line.

* Other revenues and expenses totalled NOK -112 million in the second quarter. This is related to write-downs of raw material stocks and contracts in Denofa (NOK -250 million), provision for restructuring in the Chemical business (NOK -50 million) and gain on sale of real estate properties (NOK 188 million).

** Excluding goodwill amortisation, other revenues and expenses and gain on sale of share in Carlsberg Breweries.

OPERATING REVENUES AND OPERATING PROFIT BEFORE GOODWILL AMORTISATION IN NOK MILLION QUARTERLY***


9 000
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
2002 2003 2004

OPERATING PROFIT BEFORE GOODWILL AMORTISATION


800
700
600
500
400
300
200
100
0
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
2002 2003 2004

*** Excluding Orkla Beverages.

MAIN TRENDS FOR THE GROUP

→ The Orkla Group continued to perform well in the second quarter. However, several factors make it difficult to compare second quarter results with results in the corresponding period of last year: a larger share of Easter sales took place in the first quarter this year, the transport workers' and journalists' strikes had a negative impact on this year's second quarter results, and last but not least, a NOK 668 million book write-down of the investment portfolio, which was carried out in the first quarter of 2003 due to low market values, was reversed in the second quarter of last year. To obtain an impression of the underlying growth in profit, it is therefore best to consider the first half of 2004 as a whole. Earnings per share, excluding the gain on the sale of Orkla's interest in Carlsberg Breweries, rose 19 % in this period to NOK 6.8.

→ The Group's Branded Consumer Goods business reported good profit growth, and underlying[1] growth in operating profit before goodwill amortisation in the first half of 2004 was 18 %.

→ Profit from the Chemicals business was negatively affected by Denofa' weak performance in the quarter. Furthermore, Denofa wrote down raw materials contracts and soya bean inventories by a total of NOK 250 million under «Other expenses».

→ The Financial Investments division received significantly larger dividends in the second quarter than in the corresponding period of 2003, in addition to realising a substantial profit on the sale of real estate properties in Oslo. At the end of the first half of 2004, the return on Orkla's investment portfolio was 11.5 %, compared with 19.6 % for the Oslo Stock Exchange Benchmark Index. As of 30 June 2004, the market value of the portfolio was NOK 15.9 billion.

→ After paying a dividend of almost NOK 6.0 billion, the Group had net interest-bearing liabilities totalling NOK 539 m[illegible]atio of 65.1 % at the end of the first half of 2004.

[1] Excluding acquisitions and divestments and currency translation effects.

Group operating revenues for the second quarter totalled NOK 7,854 million (NOK 7,536 million)[2]. In terms of underlying[1] growth, operating revenues were on a par with the corresponding period of last year. New launches in Orkla Foods and a rise in advertising revenues for Orkla Media made a positive contribution, while the fact that Easter was earlier this year than in 2003 and the two strikes that took place this quarter had a negative impact on second quarter sales. At the end of the first half of 2004, operating revenues totalled NOK 15,738 million, which represents underlying[1] growth of 2 %. So far this year, new business has contributed over NOK 400 million.

Group operating profit before goodwill amortisation amounted to NOK 685 million (NOK 679 million)[2]. The five-week transport workers' strike in Norway is estimated to have reduced second quarter operating profit before goodwill amortisation by a total of NOK 30-40 million for Orkla Foods and Orkla Brands, and third quarter profit by about NOK 10 million. The negative impact expected in the third quarter is linked to extraordinarily high sales to stores in the month of June. Similarly, the ten-day journalists' strike in Norway is expected to reduce profit by almost NOK 10 million. The fact that Easter was earlier this year than in 2003 also had a negative effect on second quarter results. While the Branded Consumer Goods business as a whole achieved growth, profit for the Chemicals business was reduced by Denofa's soya bean operations. Operating profit for the first half of 2004 for the Industry division, before goodwill amortisation, totalled NOK 1,206 million, which represented underlying[1] growth of 6 %.

Orkla Media reported the strongest profit growth in the second quarter, driven by a rise in advertising revenues in Denmark and Norway and cost reductions in Denmark. Despite the transport worker strike and Easter effects, Orkla Foods achieved profit on a par with the second quarter of 2003. This growth was driven by successful new launches and cost reductions. Orkla Brands posted yet another highly satisfactory quarter.

The performance of the Chemicals business in the second quarter reflected Denofa's poor results, largely due to the lower industrial crushing margin for soya beans. The other businesses performed on a par with the same period last year. Market conditions for the cellulose business improved in the second quarter.

Other revenues and expenses amounted to NOK -112 million (NOK -50 million)[2] in the second quarter. To satisfy the special Norwegian requirement that soya beans be 100 % GMO-free, Denofa has had to enter into contracts for a year's supply at a time. In order to reduce the price risk and secure competitive raw material prices for deliveries of soya beans to Norway, raw materials contracts and inventories have been hedged against the Chicago Board of Trade (CBOT). At the end of the first half of 2004, CBOT prices differed considerably from the remaining world market prices, a hitherto unprecedented situation. Under these conditions, the hedges proved to be ineffective, and it has consequently been necessary to write down the value of Denofa's raw materials contracts and raw material stocks by NOK 250 million. The current system of purchasing a year's supply of soya beans at a time will be discontinued. Furthermore, the Chemicals business made a provision of NOK 50 million for restructuring in connection with workforce reductions and the closure of the sulphuric acid plant in Sarpsborg. The gain of NOK 188 million on the sale of Orkla Eiendom's real estate properties in Skøyen has been posted under «Other revenues» in the second quarter.

The contribution by associates to second quarter profit amounted to NOK 56 million (NOK 42 million)[2]. The improvement compared with last year is largely ascribable to Jotun's positive performance in the second quarter.

The return on Orkla's investment portfolio at the end of the first half of 2004 was 11.5 %, compared with a 19.6 % rise for the Oslo Stock Exchange Benchmark Index. The FT World Index, adjusted for dividends, rose 4.8 %. The Financial Investments division realised gains totalling NOK 62 million (NOK loss of 130 million)[2] in the second quarter. Due to the low market value of the portfolio investments, a book loss of NOK 668 million was recorded in the first quarter of 2003. The entire loss was reversed in the second quarter of 2003, which significantly affects the comparison of second quarter results for 2003 and 2004. The biggest transaction in the second quarter of this year was the repayment of Orkla's claim of NOK 465 million against Norway Seafoods Holding. As of 30 June 2004, unrealised gains on the investment portfolio totalled NOK 3.6 billion.

Net financial expenses in the second quarter were lower than last year, due to considerably reduced liabilities and lower interest rates. The sale of the Group's interest in Carlsberg Breweries generated proceeds of NOK 17.5 billion, and after payment of an ordinary dividend and an additional dividend totalling almost NOK 6 billion, and taking into account this year's cash flow before capital transactions of around NOK 1.0 billion, net interest-bearing liabilities at the end of the first half of 2004 totalled NOK 539 million. The reduction in liabilities and net financial expenses is countered by the fact that the Group no longer receives a contribution to profit from Carlsberg Breweries. In 2003, the net contribution from that company was NOK 251 million in the second quarter and NOK 152 million in the first half of 2004.

Orkla's earnings per share, fully diluted, amounted to NOK 67.5 (NOK 5.7)[2] at the end of the first half of 2004, of which the gain on the sale of the Group's interest in Carlsberg Breweries accounted for NOK 60.7 per share. Earnings per share for the Industry division were negatively affected by Denofa's write-down of NOK 250 million and the loss of contributions from the beverage business. The gain on the sale of Orkla's interest in Enskilda Securities in 2003 was more than matched in 2004 by higher portfolio gains and dividends received, resulting in higher earnings per share for the Investments division. Excluding goodwill amortisation, other revenues and expenses and the gain on the sale of the interest in Carlsberg Breweries, earnings per share amounted to NOK 8.2 (NOK 7.1)[2]. Calculations are based on a tax charge of 25 % for continuing business for 2004.

[2] The figures in brackets are for the corresponding period of 2003.

	OPERATING REVENUES					OPERATING PROFIT BEFORE GOODWILL AMORTISATION				
	1.1-30.6.		*1.1.-31.12.*	*1.4.-30.6.*		*1.1.-30.6.*		*1.1.-31.12.*	*1.4.-30.6.*	
Amounts in NOK million	**2004**	2003	2003	**2004**	2003	**2004**	2003	2003	**2004**	2003
Orkla Foods	**6,118**	5,561	11,913	**3,006**	2,898	**446**	385	1,030	**241**	241
Orkla Brands	**2,362**	2,304	4,739	**1,162**	1,131	**464**	444	929	**241**	231
Orkla Media	**4,011**	3,589	7,378	**2,041**	1,863	**172**	74	242	**118**	58
Eliminations	**(93)**	(88)	(202)	**(39)**	(38)	**0**	0	0	**0**	0
Branded Consumer Goods	**12,398**	11,366	23,828	**6,170**	5,854	**1,082**	903	2,201	**600**	530
Chemicals	**3,177**	3,087	6,048	**1,599**	1,625	**212**	263	344	**115**	160
H.O./Unallocated/Eliminations	**(43)**	(48)	(66)	**(21)**	(22)	**(88)**	(52)	(131)	**(38)**	(16)
Industry division	**15,532**	14,405	29,810	**7,748**	7,457	**1,206**	1,114	2,414	**677**	674
Financial Investments division	**206**	155	350	**106**	79	**20**	7	8	**8**	5
Group	**15,738**	14,560	30,160	**7,854**	7,536	**1,226**	1,121	2,422	**685**	679

ORKLA FOODS

→ Underlying profit growth
→ Improvement programmes proceeding as planned
→ The transport workers' strike and the earlier Easter had a negative impact on profit

Orkla Foods' operating revenues for the second quarter totalled NOK 3,006 million. At the end of the first half of 2004, operating revenues totalled NOK 6,118 million, which is equivalent to underlying[1] growth of 1 % from the first half of 2003. Second quarter operating profit before goodwill amortisation amounted to NOK 241 million, which is on a par with last year. The earlier Easter and the transport workers' strike had a negative impact on profit in the second quarter. Operating profit before goodwill amortisation for the first six months totalled NOK 446 million, which is equivalent to underlying[1] growth of 13 % compared with the corresponding period of 2003.

Stabburet in Norway, Abba Seafood in Sweden and Felix Abba in Finland and the Baltic States all contributed to second quarter growth, while Procordia Food in Sweden and Beauvais in Denmark reported slightly lower operating profit. The improvement programmes are proceeding as planned. The workforce has been reduced by around 1,000 man-years since the end of 2002.

In Norway, sales of the Nugatti sweet spread, Grandiosa pizzas and Fun Light squashes increased significantly. The Kalles brand name strengthened its position as market leader in Sweden, largely due to the launch of Kalles Randiga, a fish roe product. Procordia Food successfully launched Fun Light Ice Tea, BOB Mixx squashes and Ekströms Liva beverages. All three products are tailored to meet the demands of increasingly health-conscious Swedish consumers. In May, Orkla Foods signed an agreement to purchase SIA Spilva, one of Latvia's leading food manufacturers. The acquisition was approved by the Lativian competition authorities on 30 June.

Orkla Foods International and Orkla Food Ingredients posted operating profit approximately on a par with the same period last year. As a result of the EU expansion on 1 May, purchasing costs for Orkla Foods' businesses in the new member countries increased, but operating profit improved for the Polish companies Superfish and Kotlin, and the Czech company Guseppe. Dragsbæk Margarine in Denmark achieved higher operating profit than in the corresponding period last year, while profit for Odense in Denmark and KåKå in Sweden was on a par with 2003.

Bakers' performance in the second quarter was affected by the transport workers' strike. Operating revenues and operating profit were therefore lower than in the corresponding period of 2003. The coordination of operations and efficiency programmes following the acquisition of Bakehuset Norge are on track.

ORKLA BRANDS

→ Profit growth despite the negative effects of the transport workers' strike
→ Strong profit growth for Lilleborg Home and Personal Care

Orkla Brands reported operating revenues of NOK 1,162 million in the second quarter. Lilleborg Home and Personal Care achieved good second quarter revenue growth that can be ascribed to store campaigns and good sales to chains that were restocking after the transport workers' strike. The Biscuits business posted lower operating revenues in the second quarter, primarily due to the strike and the recall of three products because labelling did not indicate traces of nuts. The other businesses achieved revenue growth that exceeded or was on a par with last year's performance. Operating revenues for the first half of 2004 totalled NOK 2,362 million, which was equivalent to an underlying[1] decline of 1 % compared with the first half of last year.

Second quarter operating profit before goodwill amortisation amounted to NOK 241 million. Except for Biscuits and Household Textiles, all businesses reported better results than in 2003. The process of optimising the value chain is underway and has resulted in cost savings. Operating profit for the first half of 2004, before goodwill amortisation, totalled NOK 464 million, which is equivalent to underlying[1] growth of 2 % compared with last year.

second quarter was the repayment of Orkla's NOK 465 million outstanding claim on Norway Seafoods Holding.

The net asset value of the share portfolio increased by NOK 739 million in the second quarter, to NOK 15,326 million. At the end of June, the market value of the portfolio was NOK 15,860 million and investments outside Norway accounted for 33 %. Unrealised gains totalled NOK 3,602 million at the end of the second quarter and were equivalent to 23 % of the portfolio's market value.

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operating activities totalled NOK 454 million in the second quarter, which is slightly lower than in the corresponding period of last year. The rise in working capital is primarily ascribable to the Chemicals business and large inventories of soya beans with a significantly higher price and value than last year. These inventories will gradually be reduced in the course of the year. The sale of real estate properties at Skøyen in Oslo will not affect cash flow until the third quarter. At the end of June, cash flow from operating activities amounted to NOK 858 million, down NOK 150 million compared with the first half of last year. The rise in working capital at Denofa since the beginning of the year amounted to approximately NOK 300 million.

No major expansion investments were made during the quarter. Acquisitions in the second quarter were largely related to Orkla Media's acquisitions in Poland.

In connection with Orkla's option programme for senior employees, Orkla sold shares amounting to NOK 13 million from its own shareholding during the quarter, while in the corresponding period of last year Orkla bought back own shares totalling NOK 92 million. Net acquisitions of portfolio shares amounted to NOK 64 million.

After dividend payments, the Orkla Group had a net negative cash flow of NOK 5,229 million in the second quarter. Net interest-bearing liabilities therefore totalled NOK 539 million at the end of the first six months. The Group's average borrowing rate was 3.8 % in the second quarter.

Negative currency translation effects on equity capital amounted to NOK 55 million and the equity to total assets ratio was 65.1 % as of 30 June.

OTHER MATTERS

At a meeting of the Corporate Assembly on 25 May 2004, Stein Erik Hagen was elected as a member of Orkla's Board of Directors. Christen Sveaas left the Board on the same date.

As a result of the sale of Orkla's interest in Carlsberg Breweries, two employee-elected members, Stein Stugu and Arvid Strand, left the Board and were replaced by Aage Andersen and Kjetil Haanes. Gunn Liabø and Diana Lorentzen were elected to the Board as new employee-elected observers, succeeding Kjell Kønigsen and Johnny Nielsen.

The Board of Directors wishes to express warm thanks to the board members and observers who have left the Board for their efforts on behalf of the Orkla Group.

OUTLOOK

The transport workers' and journalists' strikes had a negative impact on second quarter profit, estimated to be in the order of NOK 40-50 million. Certain negative effects of the transport workers' strike are also anticipated in the third quarter and estimated to amount to around NOK 10 million. All in all, it is therefore estimated that the strikes will reduce annual profit by NOK 50-60 million. However the more long-term effects are not considered to be significant. The Branded Consumer Goods business is expected to continue to benefit from cost improvement programmes.

As regards the Chemicals business, the market situation for Denofa's soya bean operations is expected to remain weak and uncertain for the rest of the year, although the risk of further losses will gradually be reduced as soya bean stocks are depleted. For the cellulose business, there were price increases in certain segments in the second quarter.

Oslo, 11 August 2004
The Board of Directors of Orkla ASA

FUTURE QUARTERLY REPORTS FROM ORKLA ASA

Orkla constantly seeks to improve its operations from both a financial and an environmental perspective. Consequently, from the third quarter of 2004 Orkla's quarterly reports will, in principle, only be distributed electronically. They may be found on Orkla's website: www.orkla.com. Quarterly reports will be published on the website immediately after the quarterly results are announced. This change does not apply to the annual report, which will continue to be sent to all shareholders by post.

However, quarterly reports will still be available on paper or by e-mail for any shareholders who wish to receive them in this format. Please send your order for future quarterly reports to Orkla ASA, Shareholder Services, P.O. Box 423 Skøyen, NO-0213 Oslo, Norway, or by e-mail to info@orkla.no.

ORKLA

Orkla Brands launched several new products in the second quarter: Ballerina Appelsin and Donald Duck/Kalle Anka (Biscuits), Möller's Ekstrakter (Dietary Supplements), Lypsyl Shine and Axe Touch (Lilleborg Home and Personal Care), Laban Seigmann Mørk and Nidar Sommer Favoritter (Confectionery) and Cheez Ballz (Snacks).

Market shares for Orkla Brands generally remained stable and unchanged compared with the first quarter.

ORKLA MEDIA

→ Continued profit growth for Berlingske in Denmark and Newspapers Norway
→ Advertising revenues up in Denmark and Norway
→ Weak circulation figures in Denmark and Poland

Orkla Media's operating revenues totalled NOK 2,041 million in the second quarter, equivalent to 4 % underlying[1] growth. This improvement was largely due to a rise in revenues from newspaper operations in Denmark and Norway. Operating profit before goodwill amortisation was NOK 118 million in the second quarter, up NOK 60 million from the corresponding period of last year. The journalists' strike in May is estimated to have reduced profit by almost NOK 10 million. At the end of the first six months, operating revenues totalled NOK 4,011 million, equivalent to 4 % underlying[1] growth. Operating profit before goodwill amortisation at the end of the first six months was NOK 172 million (NOK 74 million)[2].

Berlingske again achieved significant quarterly profit growth compared with the corresponding period of last year, due to further advertising growth and lower costs. Advertising volumes for text and classified advertisements continued to rise, although price trends were still rather more varied. Circulation figures were on a par with the rest of the market.

Newspapers Norway again reported profit growth compared with the corresponding period of last year. This good performance was largely due to higher revenues, as well as a continuing decline in costs. Advertising volumes (as of the end of May) grew slightly more than for the market as a whole.

Newspapers Central and Eastern Europe posted a slight decline in profit in the second quarter. The negative circulation trend continued, partly due to new launches on the market. As a result of the competitive situation, Orkla Media's Polish newspapers will intensify their focus on marketing and product development.

Magazines reported a slight decline in profit in the second quarter compared with the corresponding period of last year, which was mainly ascribable to weaker results for the Swedish business due to lower advertising and non-subscription sales.

Operating profit for Direct Marketing in the second quarter was slightly higher than in the second quarter of 2003, mainly due to an improved product mix and lower costs.

CHEMICALS

→ Weak market situation and substantial losses for Denofa
→ Higher prices and improved results for Speciality Cellulose
→ Good, stable profit for Lignin
→ Improvement programmes and strict cost controls had a positive impact

Borregaard's operating revenues totalled NOK 1,599 million in the second quarter, equivalent to an underlying[1] decline of 3 % compared with the second quarter of last year. A rise in sales in most business areas was offset by significantly lower sales for Denofa. Operating profit before goodwill amortisation was NOK 115 million (NOK 160 million)[2]. The decline in profit was largely due to Denofa' weak performance.

In the first six months, operating revenues totalled NOK 3,177 million, equivalent to underlying[1] growth of 1 % compared with the first half of last year. Operating profit before goodwill amortisation for the first six months of 2004 totalled NOK 212 million, which is NOK 51 million lower than in the corresponding period of last year.

Second quarter profit for Borregaard LignoTech was on a par with last year. A rise in sales volume, compared with both the previous quarter and the second quarter of 2003, was largely offset by a negative trend in important foreign currencies.

Borregaard ChemCell reported profit on a par with the second quarter of last year, but significantly better than in recent quarters. Growing demand for textile cellulose in Asia resulted in higher prices for this cellulose quality. Prices for paper cellulose also rose during the quarter. A rise in timber prices was offset by lower energy costs and the effects of improvement programmes.

Borregaard Synthesis' profit was on a par with the second quarter of last year. Strong sales of pharmaceutical intermediates and aroma chemicals, and continuing cost reductions, were offset by the poor performance of diphenols in Italy. The Italian business is in a difficult situation and a restructuring process has been initiated.

In the second quarter, Denofa continued to report significantly weaker results than last year. This is largely ascribable to a lower industrial crushing margin for soya beans. Stronger competition from foreign players has weakened Denofa's position on the Norwegian oil and fat market. Sales to the fish feed industry were also lower than in the second quarter of last year. As a result of major fluctuations and imbalances on the soya bean market, Denofa wrote down contracts and raw material stocks by NOK 250 million in the second quarter. The write down was posted under «Other expenses». This has shown that it is impossible to meet Norway's special requirement that soya beans be 100 % GMO-free and at the same time ensure competitive raw material prices for supplies to Norway without taking an unacceptably high financial risk. The current system of purchasing a year's supply of soya beans at a time will therefore be discontinued.

Borregaard Energy, Borregaard Vafos and Borregaard Hellefoss all reported results on a par with the corresponding period of last year.

GROUP BALANCE SHEET

Amounts in NOK million	30.6. 2004	30.6. 2003	31.12. 2003
Intangible assets	**3,850**	4,072	3,728
Tangible assets	**9,441**	9,815	9,662
Discontinued operations	**0**	4,871	4,949
Financial long-term assets	**6,599**	2,174	2,176
Long-term assets	**19,890**	20,932	20,515
Inventories	**3,024**	3,212	2,996
Receivables	**5,655**	4,878	4,770
Portfolio investments	**12,334**	10,983	11,867
Cash and cash equivalents	**1,690**	701	1,276
Short-term assets	**22,703**	19,774	20,909
Total assets	**42,593**	40,706	41,424
Paid-in equity	**2,011**	2,009	2,010
Accumulated profit	**25,491**	17,217	11,569
Minority interests	**234**	243	247
Equity	**27,736**	19,469	13,826
Provisions	**1,421**	1,211	1,516
Long-term interest-bearing liabilities	**6,232**	12,436	13,038
Short-term interest-bearing liabilities	**512**	1,853	1,261
Other short-term liabilities	**6,692**	5,737	11,783
Equity and liabilities	**42,593**	40,706	41,424
Equity to total assets (%):			
Book	**65.1**	47.8	45.8*
Including unrealised gains before tax	**67.8**	49.2	49.4*

* Calculated before allocation to additional dividend.

CHANGES IN EQUITY*

Amounts in NOK million	30.6. 2004	30.6. 2003	31.12. 2003
Equity 1 January	**13,579**	17,800	17,800
Profit for the year after minority	**13,954**	1,186	1,901
Dividend	**0**	0	(5,972)
Repurchase of own shares	**24**	(248)	(253)
Translation effects etc.	**(55)**	488	103
Total	**27,502**	19,226	13,579

*Excluding minorities.

CASH FLOW

Amounts in NOK million	*1.1.–30.6.* 2004	*1.1.–30.6.* 2003	*1.1.–31.12.* 2003	*1.4.–30.6.* 2004	*1.4.–30.6.* 2003
Industry division:					
Operating profit	**720**	873	1,233	**284**	527
Depreciation and write-downs	**797**	799	2,348	**395**	397
Change in net working capital	**(188)**	(213)	225	**38**	(138)
Cash flow from operating activities before net replacement expenditure	**1,329**	1,459	3,806	**717**	786
Net replacement expenditure	**(471)**	(451)	(995)	**(263)**	(299)
Cash flow from operating activities	**858**	1,008	2,811	**454**	487
Financial items, net	**(126)**	(317)	(706)	**(20)**	(176)
Cash flow from Industry division	**732**	691	2,105	**434**	311
Cash flow from Financial Investments division	**784**	150	141	**502**	306
Taxes paid	**(430)**	(304)	(640)	**(274)**	(156)
Miscellaneous	**(39)**	55	125	**(104)**	(1)
Cash flow before capital transactions	**1,047**	592	1,731	**558**	460
Dividends paid	**(5,677)***	(735)	(722)	**(5,674)***	(735)
Share buy back	**37**	(248)	(253)	**13**	(92)
Cash flow before expansion	**(4,593)**	(391)	756	**(5,103)**	(367)
Expansion investments, Industry division	**(11)**	(62)	(84)	**(2)**	(33)
Sold companies	**17,471**	883	1,039	**0**	698
Acquired companies	**(374)**	(30)	(197)	**(60)**	(3)
Net purchases/ sales portfolio investments	**(91)**	1,262	774	**(64)**	1,020
Net cash flow	**12,402**	1,662	2,288	**(5,229)**	1,315
Currency translation net interest-bearing debt	**(98)**	(667)	(759)	**151**	(262)
Change in net interest-bearing debt	**(12,304)**	(995)	(1,529)	**5,078**	(1,053)
Net interest-bearing debt	**539**	13,377	12,843		

* Withholding tax on foreign dividends of around NOK 300 million will not affect cash flow until the third quarter.

A restructuring provision of NOK 50 million has been made for Borregaard's Sarpsborg business, in connection with workforce cutbacks and the closure of the sulphuric acid factory. This provision has been posted under «Other expenses».

FINANCIAL INVESTMENTS

After rising 13.3 % in the first quarter, the Oslo Stock Exchange Benchmark Index was up a further 5.6 % at the end of the second quarter. The Index had thus risen 19.6 % in the first half of 2004. There was also an upswing on the Swedish and Danish stock markets in the first half of the year, while the Finnish market was down slightly. The FT World Index, adjusted for dividends, was up 4.8 %. At the end of the second quarter, the return on Orkla's investment portfolio was 11.5 %.

Book profit before tax for the Financial Investments division totalled NOK 826 million (NOK 937 million)[2] in the second quarter. This profit includes a gain on the sale of real estate properties in Oslo, which amounted to NOK 188 million. Realised portfolio gains totalled NOK 62 million for the quarter (loss of NOK 130 million)[2]. Dividends received in the second quarter amounted to NOK 561 million (NOK 357 million)[2], NOK 152 million of which was ascribable to payments from Industri Kapital in connection with the sale of shares in Oriflame and Alfa Laval. So far this year, pre-tax profit is NOK 1,227 million (NOK 849 million)[2].

Net purchases of shares totalled NOK 64 million in the second quarter and NOK 91 million so far this year. The largest transaction in the